SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 13 November 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 02 November 2026
99.2	Transaction in Own Shares dated 03 November 2026
99.3	Transaction in Own Shares dated 04 November 2026
99.4	Transaction in Own Shares dated 05 November 2026
99.5	Transaction in Own Shares dated 06 November 2026
99.6	Transaction in Own Shares dated 09 November 2026
99.7	Transaction in Own Shares dated 10 November 2026
99.8	Transaction in Own Shares dated 11 November 2026
99.9	Transaction in Own Shares dated 12 November 2026
99.10	Transaction in Own Shares dated 13 November 2026

Exhibit No: 99.1

02 November 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 30 October 2026 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	30 October 2026

Aggregate number of ordinary shares purchased:	25,000

Lowest price paid per share:	$ 167.3000

Highest price paid per share:	$ 169.8500

Average price paid per share:	$ 168.1649

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 146,858,598 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2806B_1-2026-10-30.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.2

03 November 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 02 November 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	02 November 2026

Aggregate number of ordinary shares purchased:	3,486

Lowest price paid per share:	$ 169.7000

Highest price paid per share:	$ 172.1000

Average price paid per share:	$ 171.6728

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 146,855,112 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5021B_1-2026-11-2.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.3

04 November 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 03 November 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	03 November 2026

Aggregate number of ordinary shares purchased:	31,956

Lowest price paid per share:	$ 169.4000

Highest price paid per share:	$ 170.2500

Average price paid per share:	$ 169.9704

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 146,823,156 ordinary shares in issue (excluding 5,431,782 held in treasury).

 A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6848B_1-2026-11-3.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.4

05 November 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 04 November 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	04 November 2026

Aggregate number of ordinary shares purchased:	19,833

Lowest price paid per share:	$ 171.2500

Highest price paid per share:	$ 173.4000

Average price paid per share:	$ 172.4037

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 146,803,323 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8661B_1-2026-11-4.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.5

06 November 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 05 November 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	05 November 2026

Aggregate number of ordinary shares purchased:	14,620

Lowest price paid per share:	$ 175.9500

Highest price paid per share:	$ 176.7500

Average price paid per share:	$ 176.5915

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 146,788,703 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0535C_1-2026-11-5.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.6

09 November 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 06 November 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	06 November 2026

Aggregate number of ordinary shares purchased:	72,448

Lowest price paid per share:	$ 174.2500

Highest price paid per share:	$ 179.6500

Average price paid per share:	$ 177.3935

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 146,716,255 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2367C_1-2026-11-6.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.7

10 November 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 09 November 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	09 November 2026

Aggregate number of ordinary shares purchased:	129,726

Lowest price paid per share:	$ 178.9500

Highest price paid per share:	$ 181.0500

Average price paid per share:	$ 180.0597

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 146,586,529 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4315C_1-2026-11-9.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.8

11 November 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 10 November 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	10 November 2026

Aggregate number of ordinary shares purchased:	75,487

Lowest price paid per share:	$ 179.0500

Highest price paid per share:	$ 181.9500

Average price paid per share:	$ 180.2682

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 146,511,042 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6232C_1-2026-11-10.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.9

12 November 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 11 November 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	11 November 2026

Aggregate number of ordinary shares purchased:	70,111

Lowest price paid per share:	$ 179.7500

Highest price paid per share:	$ 181.7000

Average price paid per share:	$ 180.6334

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 146,440,931 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8203C_1-2026-11-11.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.10

13 November 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 12 November 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	12 November 2026

Aggregate number of ordinary shares purchased:	96,995

Lowest price paid per share:	$ 179.6000

Highest price paid per share:	$ 181.8000

Average price paid per share:	$ 180.4841

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 146,343,936 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0171D_1-2026-11-12.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	13 November 2026